DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-4560

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

SENADA, 2
ESPAÑA

ONGI
106-6033

3A CHATER ROAD
HONG KONG

February 26, 2004

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

-2003 Results and 2004 Forecast

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure

Gamesa

2003 RESULTS

2004 FORECAST





February 2004

Please refer to page 42 for Forward Looking Statement

Agenda

- Executive Summary
- 2003 Highlights
- 2004 Forecast
- Business Units
  - WTG Manufacturing
  - Windfarm Development & Sale
  - Advanced Services
  - Aeronautics
- Financial Statements
- Conclusion
- Appendix

Please refer to page 42 for Forward Looking Statement

Gamesa

Agenda

- **Executive Summary**

Please refer to page 42 for Forward Looking Statement

Gamesa

Executive Summary

- **EUR 202 MM (+ 48 %) Net Income 2003.** The positive evolution of the activities has performed better than initially forecasted (EUR 187 MM initial budget).
- **Continuous Growth.** Gamesa has performed an EPS CAGR in the 1998 - 2003 period of 58 %. This growth is not exhausted, future growth is visible through the backlog of all activities.
- **2004 Guidance Confirmed.** Gamesa's 2004 Net Income guidance of EUR 230 MM (+ 14 %) is confirmed.
- **Commitment.** During 2003 Gamesa has delivered the commitments stated to the market.
  - Sale of more than 400 MW of Windfarms as a recurrent business.
  - International Expansion of WTG Sales (19 % of sales abroad in 2003)
  - Continuous Growth of WTG Manufacturing (1,380 MW sold in 2003)
  - Improvement of Aeronautics activity (+ 6 % in Net Income)

Please refer to page 42 for Forward Looking Statement

Agenda

- 2003 Highlights

Please refer to page 42 for Forward Looking Statement

2003 Highlights
Consolidated Financials

Gamesa			
EUR MM	2002	2003	Δ %
Revenues	1,096	1,603	46 %
EBITDA	281	326	16 %
Net Income	**136**	**202**	**49 %**


2,50
2,00
1,50
1,00
0,50
0,00
€ 0,56
€ 0,77
€ 1,67
€ 2,49
2000
2001
2002
2003

Please refer to page 42 for Forward Looking Statement

Gamesa

2003 Highlights
Commitments Made & Results Obtained

- Sale of Windfarms for more than 400 MW
  - 691 MW sold
  - 410 MW developed
  - 15,074 MW of Development Pipeline
- International Expansion of WTG Sales
  - 1,380 MW sold in 2003 (+ 49 %)
  - 19 % of sales abroad
  - 6,803 MW of Backlog
- Improve Aeronautic's Activity
  - Improvement of Margins and Net Income

During 2003, Gamesa has delivered all the commitments stated in the Business Plan.

Please refer to page 42 for Forward Looking Statement

2003 Highlights
Divisional Breakdown

EUR MM	Revenues			EBITDA			Net Income		
	2002	2003	Δ %	2002	2003	Δ %	2002	2003	Δ %
Windfarm Development & Sale	345	588	70%	168	131	-22%	104	119	14%
WTG Manufacturing	583	853	46%	122	156	28%	64	82	28%
Advanced Services	151	172	14%	10	10	0%	6	6	0%
Aeronautics	237	246	4%	41	42	2%	20	21	5%
G. Central	5	8	-	-7	-11	-	1	-2	-
Goodwill + SESA	0	-	-	-3	-	-	-27	-14	-
Adjustments	-226	-264	-	-50	-3	-	-31	-10	-
GAMESA	1,096	1,603	46%	281	326	16%	136	202	49%

Great Performance of all Business Units

Please refer to page 42 for Forward Looking Statement

Agenda

- **2004 Forecast**

Please refer to page 42 for Forward Looking Statement

Gamesa

2004 Forecast
Confirmation of 2004 Forecast

EUR MM	Revenues			EBITDA			Net Income		
	2003	2004	Δ %	2003	2004	Δ %	2003	2004	Δ %
Windfarm Development & Sale	588	696	18%	131	157	20%	119	132	11%
WTG Manufacturing	853	1.149	35%	156	212	36%	82	97	18%
Advanced Services	172	190	10%	10	12	20%	6	7	17%
Aeronautics	246	254	3%	42	44	5%	21	25	19%
G. Central	8	13	-	-11	-5	-	-2	-7	-
Goodwill + SESA	-	-	-	-	-	-	-14	-14	-
Adjustments	-264	-310	-	-3	-16	-	-10	-10	-
GAMESA	1,603	1,992	24%	326	404	24%	202	230	14%

+14% Growth expected for 2004

Please refer to page 42 for Forward Looking Statement

Gamesa

Agenda

- **Business Units**

Please refer to page 42 for Forward Looking Statement

Business Units
WTG Manufacturing. Backlog and MW Sold

WTG MANUFACTURING					
CLIENT	Frame Agreements	Pending as of 31-12-02	2003	2004	Next 3 Years
GAMESA (Domestic and Foreign)	-	3,452	382	520	2.550
CESA	1,000	934	100	209	625
EHN	1,416	637	41	28	568
IBERDROLA	1,510	1,201	343	148	710
ENDESA	1,000	1,000	279	280	441
URBAENERGIA	600	600	-	194	406
SINAE	-	151	27	124	-
TOTAL MW (Firm Contracts)	5,526	7,975	1,172	1,503	5,300
OTHERS (*)	-	-	208	154	-
Budget (MW)			1,380	1,657	

(*) Internal estimate for other clients 2004 is higher but has been reduced to achieve a conservative budget

Improved Backlog guarantees Sales for the next three years

Please refer to page 42 for Forward Looking Statement

Gamesa

Business Units
WTG Manufacturing. Product Range and R&D

- **Reliable and long lasting commercial products**
- **Sell well tested Serial Products, not Prototypes**
- **Continue developing future serial products**

PRODUCT RANGE


WTG Commercial Products and Prototypes
G47 660 kW
Serial Product
G52 850 kW
Prototype
Serial Product
G58 850 kW
Prot.
Serial Product
G80 2 MW
Prototype
Serial Product
G87 2 MW
Prot.
Serial Product
2001
2002
2003
2004
2005

SMALLER TURBINES

MAXIMIZE RETURN

BIGGER TURBINES

MAXIMIZE VALUE

Gamesa is focused on providing high quality and competitive products to the market

Please refer to page 42 for Forward Looking Statement

Gamesa

Business Units
WTG Manufacturing. International Presence

	WTG Manufacturing			
Country	2003	%	2004	%
Spain	1,118 (*)	81 %	1,182 (*)	71 %
Germany	5	0.4 %	90	5.4 %
Rest of Europe	185	13 %	154	9.5 %
USA	50	4 %	100	6.1 %
Other	22	1.6 %	131	8 %
TOTAL	1,380	100 %	1,657	100 %

(*) Includes MADE

Gamesa improves its visibility through international markets (19% in 2003 and 29% in 2004)

Please refer to page 42 for Forward Looking Statement

Gamesa

Business Units
WTG Manufacturing. Margins

Advantages ≥ **Challenges**

Advantages
- Modular Vertical Integration
- Sale of Individual Components
- Higher Prices Outside Spain
- Production Continuity (Visibility)
- Substantial Growth in Revenues (Improved by Made acquisition)

Challenges
- Transportation Costs
- New Commercial Network
- Increase in R&D
- Increase in Capacity (Capex)

MARGINS	2003	2004
EBITDA / Sales	18.3%	18.5%
Net Income / Sales	9.6%	8.5%

Maintenance of Margins and Profitability above Competitors

Please refer to page 42 for Forward Looking Statement

Gamesa

Business Units
WTG Manufacturing. Modular Vertical Integration

Activity	Strategy				
	Blades	Cotrol Software	Gearbox	Generator & Power Electronics	Tower
Design of WTG 	100% in House 	100% in House 	40% in House 	40% in House 	100% in House 
Manufacturing of WTG 	100% in House	100% in House	40% in House	40% in House	30% in House
Maintenance of WTG 	100% in House	100% in House	100% in House	100% in House	100% in House

Gamesa has internalised the key elements of a WTG.

Please refer to page 42 for Forward Looking Statement

Business Units

Windfarm Development & Sale. Backlog and MW Sold

Country	Windfarm Development Pipeline: Total Potential MW	Validated Speeds	Grid Conexion Rights	Developed and Sold: Developed (Dec '03)	MW Signed	MW Sold
Spain	6,478	3,763	1,713	1,134	1,077	869
Portugal	1,192	1,175	275	18	252	-
Italy	2,318	1,240	1,890	20	174	-
Greece	1,007	500	50	-	-	-
France	500	24	-	-	-	-
Brazil	815	775	-	-	-	-
Australia	88	88	-	-	-	-
Dominican Rep,	90	90	90	-	-	-
USA	1,966	200	-	50	-	-
Others	20	20	20	-	-	-
Germany	600	565	565	-	-	-
Total	15,074	8,440	4,603	1,222	1,503	869
Windfarm Development 2003	410 MW					

(*) Data as of 31/12/2003

Please refer to page 42 for Forward Looking Statement

Gamesa

Business Units
Windfarm Development & Sale. International Presence

- The High amount of MW Pipeline and the powerful organizational structure created by Gamesa Energia in different countries (Spain, Italy, Portugal, United Kingdom, France, Germany, USA, etc) guarantee a continuous growth in the following years.

		REAL				FORECAST				
Concept	Area	2000	2001	2002	2003	2004	2005	2006	2007	2008
Windfarm Development	Spain	73	250	300	322	320	320	300	280	280
	USA				50	(*)	130	180	250	300
	Germany					50	70	100	100	100
	Rest of Europe				38	150	160	220	320	400
	Rest of World							50	70	120
Total Wind Farm Development	MW	73	250	300	410	520	680	850	1,020	1,200
	Δ %		340%	20%	37%	27%	31%	25%	20%	18%

(*) Potential development of MW in USA in 2004 if PTC is extended

Growth for the next years will be based on US, Germany, Rest of Europe, etc.

Please refer to page 42 for Forward Looking Statement

Gamesa

Business Units
Windfarm Development & Sale. Accounting.

According to the recurrent sale of wind-powered facilities with Spanish accounting and audit institute (ICAC) and IFRS, Gamesa change since 2002 the accounting for windfarms sales.

- The Fixed assets of windfarms, earmarked for sale, were included under the "inventories"
- The gains or losses arising from the sale of windfarms whose fixed assets are deemed to be inventories, will be recorded as operating income or losses.

Consequently all fixed assets of windfarms, earmarked for sale, were classified as inventories when before were recorded as "Fixed and other Noncurrent Assets".

Business Units
Advanced Services. Main Issues

- The Services activity generates synergies in the sale of WTG offering added value to the customers through turnkey projects.
- It helps improving the knowledge about WTG behaviour in real conditions.
- Advanced Services is focused on Renewable Energies and grows in parallel with this activity.
- Set up of branches in Italy, Portugal, Germany to support WTG Manufacturing activities.

Advanced Services will grow adding value to the WTG sale business.

Please refer to page 42 for Forward Looking Statement

Business Units
Aeronautics. Details per Programme

Program	Number of Aircrafts						
	Firm Orders	Options	Total	Delivered (*)	Firm Orders & Backlog	2003	2004 (E)
ERJ 135 / 145	992	598	1,590	796	794	95	84
S 92	15	20	35	0	35	0	13
CRJ 700 / 900 (**)	295	478	773	70	703	36	47
ERJ 170 / 190	290	354	644	18	626	17	57
A 380	116	50	166	0	166	0	7
TOTAL	**1,708**	**1,500**	**3,208**	**884**	**2,324**	**148**	**208**

(*) Delivered by Aeronautics to customers (as of 31/12/2003)
(**) Aeronautics applies as a second source

2004 remains visible

Please refer to page 42 for Forward Looking Statement

Business Units
Aeronautics. Growth Perspectives

- Expected improvement in the Aeronautic Cycle after 2005
- Start of New Programs ERJ 170 / 190, S 92, A-380
- Significant margin improvement due to learning curve effects
- Purchase and assembling in USD base to hedge FX Exposure

Aeronautics will grow around 15% in the following years

Please refer to page 42 for Forward Looking Statement

Agenda

- **Financial Statements**

Please refer to page 42 for Forward Looking Statement

Financial Statements
P&L Highlights. Gamesa Business Units

EUR MM	Revenues			EBITDA			Net Income		
	2002	2003	Δ %	2002	2003	Δ %	2002	2003	Δ %
Windfarm Development & Sale	345	588	70%	168	131	-22%	104	119	14%
WTG Manufacturing	583	853	46%	122	156	28%	64	82	28%
Advanced Services	151	172	14%	10	10	0%	6	6	0%
Aeronautics	237	246	4%	41	42	2%	20	21	5%
G. Central	5	8	-	-7	-11	-	1	-2	-
Goodwill + SESA	0	-	-	-3	-	-	-27	-14	-
Adjustments	-226	-264	-	-50	-3	-	-31	-10	-
GAMESA	1,096	1,603	46%	281	326	16%	136	202	49%

Please refer to page 42 for Forward Looking Statement

Gamesa

Financial Statements
Net Bank Debt Evolution

EUR MM	2002	2003	Elements of 2003 not included in Budget		2003 Comparable to Budget
			Δ Debt	COMMENTS	
Windfarm Development & Sale	363	267	107	Windfarms Debt (Non Recourse)	160
WTG Manufacturing	289	446	137	Made Adquisition (127 MM) Cantarey Adquisition (10 MM)	309
Advanced Services	-2	10	0		10
Aeronautics	258	189	7	NMF Adquisition (7 MM)	182
CORPORATE	73	-51	29	Dividend paid to shareholders	-80
GAMESA CONSOLIDATED	981	861	280		581

Gamesa's recurrent activities have generated cash

Please refer to page 42 for Forward Looking Statement

Gamesa

Financial Statements
Investments per Business Unit

Capital Expenditures		
EUR MM	2002	2003
Consolidated	87,27	76,06
G. Aeronautica	48,35	19,18
G. Energia	0	0
G. Eolica	35,75	54,15
G. Servicios	2,69	0,93
Corporativa	0,48	1,80

Note: Windfarms registered as inventories

Please refer to page 42 for Forward Looking Statement

Financial Statements
Cash Flow

CONSOLIDATED CASH FLOW STATEMENT			
EUR MM	2002	2003	2004
Net Income	**136**	**202**	**230**
Dep., Amort. & Provisions	66	92	122
Capitalised Expenses	-38	-51	-63
Changes in Working Capital	-74	18	-5
Funds from Operations	**90**	**261**	**285**
Capex	-322	-73	-92
Financial Investments l/t	-64	-30	
Disposals	159		
Change in Minority Interest	1	-8	
Consolidadtion Adjustments	2		
Dividends		-30	-30
Net Cash Flow	**-134**	**120**	**163**
Initial Net Bank Debt	**847**	**981**	**861**
Final Net Bank Debt	**981**	**861**	**698**

Note: Windfarms registered as Inventories

Please refer to page 42 for Forward Looking Statement

Agenda

- Conclusion

Please refer to page 42 for Forward Looking Statement

Conclusion
Commitment, Past & Future Growth

- **Commitment.** Commitments Delivered in 2003.

- **Past Growth.** The Company's activities and results have grown substantially (1998 – 2003 CAGR 58 %)

- **Future Growth & Visibility.** Backlog in WTG Manufacturing and Windfarm Development & Sale supports 2004 and Future Growth.

Please refer to page 42 for Forward Looking Statement

Agenda

- **Appendix**

Please refer to page 42 for Forward Looking Statement

Appendix
Gamesa. 2003 Consolidated P&L Account

GAMESA CONSOLIDATED EUR Thnd	2002	2003	%
Revenues	**1.096.323**	**1.602.853**	**46%**
Capitalized in-house work	45.363	51.154	13%
Costofgoods sold	-610.743	-1.032.173	-69%
Personnel expenses	-157.881	-196.728	-25%
Other expenses	-91.734	-99.302	-8%
EBITDA	**281.329**	**325.804**	**16%**
Depreciation	-57.601	-47.253	18%
Provisions	-16.563	-26.867	-62%
EBIT	**207.164**	**251.685**	**21%**
Financial Results	-47.934	-27.972	42%
Affiliates & goodwill amort.	-15.795	-22.415	-42%
Ordinary Income	**143.435**	**201.297**	**40%**
Extraordinary Income	504	9.120	>1000
EBT	**143.939**	**210.417**	**46%**
Taxes	-5.420	-8.657	-60%
After-tax earnings	**138.519**	**201.760**	**46%**
Outside shareholders	-2.909	30	101%
Net Profit at Controlling Co.	**135.610**	**201.790**	**49%**

Please refer to page 42 for Forward Looking Statement

Gamesa

Appendix
Gamesa. 2003 Consolidated Balance Sheet

GAMESA	2002	2003	%
Net fixed assets	716.862	801.701	12%
Current assets	1.234.995	1.335.477	8%
TOTAL ASSETS	**1.951.857**	**2.137.178**	**9%**
Total Equity	391.910	533.303	36%
Capital Stock and Reserves	256.300	331.512	29%
After-tax earning (Cont. Co.)	135.610	201.790	49%
Minority Interest	10.889	2.416	-78%
Subsid, Consol.diff&Prov.	53.695	82.446	54%
Fin. Debt: current & long-term	1.077.551	1.003.487	-7%
Other liabilities	417.811	515.527	23%
TOTAL LIABILITIES & EQUITY	**1.951.857**	**2.137.178**	**9%**

Please refer to page 42 for Forward Looking Statement

Appendix
Windfarm Development & Sale. 2003 P&L Account

Windfarm Development & Sale			
EUR Thnd	2002	2003	%
Revenues	**345.143**	**587.531**	**70%**
Capitalized in-house work	5.685	2.006	-65%
Costofgoods sold	-154.843	-432.727	-179%
Personnel expenses	-7.166	-9.841	-37%
Other expenses	-20.478	-15.705	23%
EBITDA	**168.340**	**131.265**	**-22%**
Depreciation	-30.107	-2.985	90%
Provisions	-940	-1.189	-26%
EBIT	**137.293**	**127.090**	**-7%**
Financial Results	-23.362	-6.736	71%
Affiliates & goodwill amort.	-212	-731	-244%
Ordinary Income	**113.719**	**119.623**	**5%**
Extraordinary Income	2.319	-1.600	-169%
EBT	**116.039**	**118.023**	**2%**
Taxes	-9.233	1.021	111%
After-tax earnings	**106.806**	**119.044**	**11%**
Outside shareholders	-2.872	61	102%
Net Profit at Controlling Co.	**103.934**	**119.105**	**15%**

Please refer to page 42 for Forward Looking Statement

Gamesa

Appendix
Windfarm Development & Sale. 2003 Balance Sheet

Windfarm Development & Sale	2002	2003	%
Net fixed assets	70.551	239.950	240%
Current assets	677.045	259.636	-62%
TOTAL ASSETS	**747.597**	**499.586**	**-33%**
Total Equity	182.657	182.935	0%
Capital Stock and Reserves	73.744	63.830	-13%
After-tax earning (Cont. Co.)	103.934	119.105	15%
Minority Interest	10.726	2.132	-80%
Subsid, Consol.diff&Prov.	1.486	958	-36%
Fin. Debt: current & long-term	455.563	285.149	-37%
Other liabilities	102.143	28.412	-72%
TOTAL LIABILITIES & EQUITY	**747.597**	**499.586**	**-33%**

Please refer to page 42 for Forward Looking Statement

Appendix
WTG Manufacturing. 2003 P&L Account

WTG Manufacturing			
EUR Thnd	**2002**	**2003**	**%**
Revenues	**583.418**	**852.752**	**46%**
Capitalized in-house work	13.541	28.879	113%
Costofgoods sold	-402.494	-617.422	-53%
Personnel expenses	-34.681	-56.578	-63%
Other expenses	-37.793	-51.777	-37%
EBITDA	**121.990**	**155.854**	**28%**
Depreciation	-14.260	-26.562	-86%
Provisions	-15.160	-24.782	-63%
EBIT	**92.570**	**104.509**	**13%**
Financial Results	-3.434	-10.411	-203%
Affiliates & goodwill amort.		-2.213	
Ordinary Income	**89.135**	**91.885**	**3%**
Extraordinary Income	-1.553	4.421	
EBT	**87.583**	**96.306**	**10%**
Taxes	-23.820	-14.035	41%
After-tax earnings	**63.763**	**82.271**	**29%**
Outside shareholders	-4	-4	1%
Net Profit at Controlling Co.	**63.758**	**82.267**	**29%**
Goodwill & Sesa	**-27.194**	**-14.300**	**47%**

Please refer to page 42 for Forward Looking Statement

Gamesa

Appendix
WTG Manufacturing. 2003 Balance Sheet

WTG Manufacturing	2002	2003	%
Net fixed assets	89.477	472.071	428%
Current assets	355.259	763.873	115%
TOTAL ASSETS	**444.736**	**1.235.944**	**178%**
Total Equity	158.950	286.705	80%
Capital Stock and Reserves	95.191	204.437	115%
After-tax earning (Cont. Co.)	63.758	82.267	29%
Minority Interest	5	6	24%
Subsid, Consol.diff&Prov.	24.306	40.504	67%
Fin. Debt: current & long-term	53.122	599.462	> 1.000 %
Other liabilities	208.354	309.268	48%
TOTAL LIABILITIES & EQUITY	**444.736**	**1.235.944**	**178%**

Please refer to page 42 for Forward Looking Statement

Appendix
Advanced Services. 2003 P&L Account

Advanced Services			
EUR Thnd	2002	2003	%
Revenues	**151.366**	**172.029**	**14%**
Capitalized in-house work	1.647	204	-88%
Costofgoods sold	-77.436	-90.012	-16%
Personnel expenses	-50.286	-56.490	-12%
Other expenses	-15.464	-15.457	0%
EBITDA	**9.828**	**10.275**	**5%**
Depreciation	-1.158	-1.242	-7%
Provisions	-183	-281	-53%
EBIT	**8.487**	**8.751**	**3%**
Financial Results	115	-246	-314%
Affiliates & goodwill amort.		-16	-
Ordinary Income	**8.602**	**8.489**	**-1%**
Extraordinary Income	-28	98	453%
EBT	**8.574**	**8.587**	**0%**
Taxes	-2.704	-2.877	-6%
After-tax earnings	**5.870**	**5.710**	**-3%**
Outside shareholders	-50	-23	54%
Net Profit at Controlling Co.	**5.821**	**5.687**	**-2%**

Please refer to page 42 for Forward Looking Statement

Gamesa

Appendix
Advanced Services. 2003 Balance Sheet

Advanced Services	2002	2003	%
Net fixed assets	5.412	4.383	-19%
Current assets	96.639	124.747	29%
TOTAL ASSETS	**102.052**	**129.130**	**27%**
Total Equity	18.445	25.101	36%
Capital Stock and Reserves	12.625	19.414	54%
After-tax earning (Cont. Co.)	5.821	5.687	-2%
Minority Interest	138	268	95%
Subsid, Consol.diff&Prov.	104	1.673	>1000
Fin. Debt: current & long-term	24.673	21.040	-15%
Other liabilities	58.692	81.048	38%
TOTAL LIABILITIES & EQUITY	**102.052**	**129.130**	**27%**

Please refer to page 42 for Forward Looking Statement

Appendix
Aeronautics. 2003 P&L Account

Aeronautics			
EUR Thnd	**2002**	**2003**	**%**
Revenues	**236.959**	**246.317**	**4%**
Capitalized in-house work	24.373	18.444	-24%
Costofgoods sold	-144.151	-145.300	-1%
Personnel expenses	-61.366	-62.650	-2%
Other expenses	-15.279	-14.520	5%
EBITDA	**40.536**	**42.291**	**4%**
Depreciation	-11.330	-15.647	-38%
Provisions	-78	-299	-282%
EBIT	**29.127**	**26.345**	**-10%**
Financial Results	-7.243	-2.397	67%
Affiliates & goodwill amort.		869	-
Ordinary Income	**21.884**	**24.817**	**13%**
Extraordinary Income	-1.698	-3.606	-112%
EBT	**20.185**	**21.212**	**5%**
Taxes	-652	77	112%
After-tax earnings	**19.534**	**21.288**	**9%**
Outside shareholders		-0	-
Net Profit at Controlling Co.	**19.534**	**21.288**	**9%**

Please refer to page 42 for Forward Looking Statement

Gamesa

Appendix
Aeronautics. 2003 Balance Sheet

Aeronautics	2002	2003	%
Net fixed assets	258.946	284.397	10%
Current assets	210.895	160.882	-24%
TOTAL ASSETS	**469.841**	**445.279**	**-5%**
Total Equity	114.258	131.879	15%
Capital Stock and Reserves	94.725	110.591	17%
After-tax earning (Cont. Co.)	19.534	21.288	9%
Minority Interest			-
Subsid, Consol.diff&Prov.	25.469	36.558	44%
Fin. Debt: current & long-term	258.759	205.260	-21%
Other liabilities	71.355	71.582	0%
TOTAL LIABILITIES & EQUITY	**469.841**	**445.279**	**-5%**

Please refer to page 42 for Forward Looking Statement

Appendix
Financial Calendar

	Financial Calendar	
Event	CNMV Deadline	Comments
Q1 Report	15th of May	-Only Consolidated Figures
H1 Report	30th of August	-Divisional Figures -Revision of Forecasts
Q3 Report	15th of November	-Only Consolidated Figures
H2 Report	28th of February	-Divisional Figures -Forecast for Next Year

Please refer to page 42 for Forward Looking Statement

Gamesa

Forward Looking Statement

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

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